Post Effective Amendment  No. 19
                                         to SEC File No. 70-7926





                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM U-l
                                   DECLARATION
                                      UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                                GPU, INC.("GPU")
                               300 Madison Avenue
                          Morristown, New Jersey 07962
                 JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                     METROPOLITAN EDISON COMPANY ("Met-Ed")
                    PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19640
                  (Names of companies filing this statement and
                     address of principal executive offices)

                                    GPU, INC.
                           --------------------------
          (Name of top registered holding company parent of applicants)

   T. G. Howson, Vice President and            Douglas E. Davidson, Esq.
                Treasurer                      Thelen Reid & Priest LLP
       S.L. Guibord, Secretary                    40 West 57th Street
          GPU Service, Inc.                    New York, New York 10019
          300 Madison Avenue
     Morristown, New Jersey 07962
                                                 W. Edwin Ogden, Esq.
                                           Ryan, Russell, Ogden, Seltzer LLP
                                          100 Berkshire Boulevard, Suite 301
                                           Reading, Pennsylvania 19610-1221

--------------------------------------------------------------------------------

                 (Names and addresses of agents for service)

      GPU,   JCP&L,   Met-Ed   and   Penelec   (the  "GPU   Companies")   hereby
post-effectively amend their Declaration on Form U-1, docketed in SEC File No. 70-7926, as follows:

Item 1.   Description of the Proposed Transaction
-------   ---------------------------------------

      A. By Orders dated December 15, 2000 (HCAR No. 35-27302), June 22, 1999 (HCAR No. 27041), December 22, 1997 (HCAR No. 35-26801) and July 17, 1996 (HCAR
No. 35-26544) ("Prior Orders"), the Commission,  among other things,  authorized
(1) the GPU  Companies  to  issue,  sell and  renew  from  time to time  through
December 31, 2003 their respective unsecured promissory notes, with maturity dates not more than nine months after issuance, to various commercial banks pursuant to loan participation arrangements and lines of credit ("Lines of Credit"); (2) JCP&L, Met-Ed and Penelec (the "Operating Companies") to issue and sell from time to time through December 31, 2003 their unsecured short-term promissory notes as commercial paper ("Commercial Paper") with maturity dates not more than nine months after issuance; (3) the GPU Companies to issue, sell and renew from time to time through December 31, 2003 unsecured promissory notes with maturity dates not more than nine months after issuance to lenders other than commercial banks, insurance companies or similar institutions ("Other Short-Term Debt") (borrowings under Lines of Credit, Commercial Paper and Other Short-Term Debt are collectively referred to as "Short-Term Borrowings"); (4) the GPU Companies to issue, sell and renew from time to time through December 31, 2003 unsecured promissory notes pursuant to an amended and restated credit agreement ("Credit Agreement") in an aggregate amount of up to $250 million; and
(5) GPU to issue and sell from time to time through December 31, 2003 Commercial Paper in an aggregate amount of up to $100 million. The authorized amounts of Short-Term Borrowings that may be outstanding at any one time for each GPU Company are as follows: GPU - up to $250 million; JCP&L - up to the limitation on short-term indebtedness contained in its charter ($266 million at December 31, 2000); Met-Ed - up to $150 million; and Penelec - up to $150 million (the "Authorized Amounts").

      B. The GPU Companies now propose that the Met-Ed and Penelec (the "Pennsylvania Operating Companies") issue, sell and renew Other Short-Term Debt to GPU, in addition to the lenders authorized in the Prior Orders, from time to time through December 31, 2003. The Authorized Amounts would remain unchanged. The GPU Companies are seeking this authority to allow for greater financial flexibility within the GPU holding company system. The GPU Companies recognize that GPU is permitted to make capital contributions to the Pennsylvania Operating Companies without prior Commission authorization pursuant to Rule 45 under the Act. However, the Pennsylvania Operating Companies' first mortgage bond indentures, in general, prohibit the Pennsylvania Operating Companies' from paying common stock dividends except to
                                        1
the extent they have credited amounts to earned surplus - i.e., retained earnings. As more fully set forth in their Application in SEC File No. 70-9593, Met-Ed and Penelec currently have only limited amounts of retained earnings from which they may declare and pay common stock dividends to GPU as a result of this prohibition, and this situation is expected to persist for some time. Accordingly, in order to provide the Pennsylvania Operating Companies with an alternative source to fund temporary cash flow requirements, GPU would intend to make short-term loans to the Pennsylvania Operating Companies from time to time subject to the authorized amount limitations. Proceeds from these loans will be used by the Pennsylvania Operating Companies for general corporate purposes, but will not be used for the payment of dividends to GPU. The interest rate payable by the Pennsylvania Operating Companies on any such borrowings would not exceed GPU's own average cost of short-term bank borrowing during the period when the loan is outstanding. The GPU Companies respectfully request that the Commission reserve jurisdiction with respect to the issuance, sale and renewal of Other Short-Term Debt by the Pennsylvania Operating Companies to GPU.


      C. In addition, the Operating Companies seek authority to secure borrowings made from time to time under Lines of Credit, Other Short-Term Debt and the Credit Agreement through December 31, 2003. In particular, given the recent financial difficulties encountered by the California electric utilities and the Operating Companies' obligations to offer "provider of last resort" supply to retail customers under their respective state restructuring orders which establish retail rate caps, GPU is experiencing a significant tightening of its commercial bank and other credit sources.(1) The Credit Agreement expires by its terms on May 6, 2001. The GPU Companies are currently negotiating with the agent banks under the Credit Agreement the possible terms and conditions of a renewal or extension of the Credit Agreement. In connection therewith, GPU has been advised by the agent banks, The Chase Manhattan Bank and Citibank, N.A., that it will be necessary for the Operating Companies to secure their respective future borrowings under the Credit Agreement (by a pledge of Senior Notes and/or First Mortgage Bonds) in connection with any renewal or extension of its Credit Agreement.

-------------------
1 Pursuant to these "provider of last resort" obligations under the New Jersey and Pennsylvania electric utility restructuring legislation, the Operating Companies are required to supply electricity to customers who do not receive electricity from an alternative generation supplier. By August 2000, the Operating Companies had completed the sale of substantially all of their generating stations. As a result, the Operating Companies now have to supply electricity to non-shopping customers almost entirely from contracted and open market purchases. These purchases are often priced at levels above the established retail rate caps in effect in the relevant state. JCP&L is able to defer its energy costs in excess of established generation rate caps for future recovery, but, as yet, Met-Ed and Penelec may not defer (or otherwise recover) such excess costs for future recovery, although they are currently seeking state regulatory authority to do so.

GPU has been further advised by the agent banks under the Credit Agreement that it will be necessary to increase the level of certain fees and applicable margins used in the determination of interest rates upon borrowings in connection with any such renewal or extension.

      The new fees and applicable margins used in the determination of interest rates will not be in excess of the following:

==============================================================================

                Level 1      Level 2  Level 3   Level 4   Level 5    Level 6
                -------      -------  -------   -------   -------    -------
     S&P        A or better    A-      BBB+       BBB      BBB-      BB+ or
 Moody's Debt   A2 or better   A3      Baa1      Baa2      Baa3      below*
    Rating      ------------   --      ----      ----      ----      Ba1 or
                                                                     ------
                                                                     below*
                                                                     ------

------------------------------------------------------------------------------
 Applicable
 Eurodollar    46.50 basis
    Rate         points      62.50    72.50     82.50     115.00
  Margin(2)    ("b.p.")       b.p.     b.p.      b.p.      b.p.      195.00 b.p.

 Facility      18.50 b.p.    20.00    22.50     25.00      30.00      50.00 b.p.
  Fee                         b.p.     b.p.      b.p.      b.p.
==============================================================================

                                                                   *or unrated

      The applicable margin and the facility fee will be based upon the level corresponding to the relevant borrower's debt rating at the time of determination. As used herein, "Debt Rating" means, in the case of GPU, the lower of the ratings issued by Standard & Poors Corporation ("S&P") and Moody's Investors Service, Inc. ("Moody's") in respect of GPU's senior unsecured non-credit enhanced long-term debt and, in the case of each Operating Company, the lower of the ratings issued by S&P and Moody's in respect of such Operating Company's senior secured long-term debt. The co-agents under the Credit Agreement will each receive an arrangement fee not in excess of $500,000 and each participating lender will receive an upfront fee not in excess of 22.5 basis points.

      Notes issued under the current terms of the Credit Agreement have corresponding applicable margins used in the determination of interest rates as follows:


-------------------
2 The applicable margin for base rate advances will at all times be 100 basis points below the corresponding applicable margin for eurodollar rate advances (but will not be negative).

--------------------------------------------------------------------------------
               Level 1    Level 2   Level 3    Level 4      Level 5   Level 6
               -------    -------   -------    -------      -------   -------
               A- or                                         BB+      BB or
               better                                        Ba1      below*
               A3 or                                         BB+      Ba or
     S&P       better     BBB+       BBB        BBB-        ----      below*
   Moody's     A- or      Baa1       Baa2       Baa3                  BB or
     D&P       ------     BBB+       BBB        BBB-                  -----
               better     ----       ---        ----                  below*
               ------                                                 ------
--------------------------------------------------------------------------------
                             Basis Points Per Annum
--------------------------------------------------------------------------------
 Eurodollar    25.00      30.00     32.50       37.50       62.50     125.00
    Rate       b.p.        b.p.      b.p.       b.p.       b.p.       b.p.
--------------------------------------------------------------------------------
 Facility      10.00      12.50     15.00       20.00       37.50     50.00 b.p.
 Fee           b.p.       b.p.      b.p.        b.p.        b.p.
--------------------------------------------------------------------------------

                                                                   * or unrated

      As used herein, "D&P" means Duff & Phelps, Inc.

      Finally the GPU Companies propose to increase the aggregate principal amount of promissory notes they may issue, sell and renew under the Credit Agreement to $500 million through December 31, 2003. In no event, however, would the aggregate outstanding amount of short-term debt issued by any GPU Company at any time exceed its Authorized Amount. The GPU Companies represent that the transactions described herein will not cause the common stock equity position of any of the GPU Companies to fall below 30% of a respective company's capitalization.

      D.    Rule 54 Analysis.

            (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773)
(the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At December 31, 2000, GPU's average consolidated retained earnings was approximately $2.388 billion and GPU's aggregate investment in EWGs and FUCOs was approximately $1.708 billion. Thus, the percentage of average consolidated retained earnings invested in EWGs and FUCOs for the four most recent quarterly periods is 71.5%. Accordingly, under the November 5 Order, GPU may invest up to an additional $680 million in FUCOs and EWGs as of December 31, 2000. Additionally,

                  (i) GPU  maintains  books and records to identify  investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                        (A) For each United  States EWG in which GPU directly or
                  indirectly holds an interest:

                              (1) the  books  and  records  for such EWG will be
                        kept in conformity with United States generally accepted accounting principles ("GAAP");


                              (2) the financial statements will be prepared in accordance with GAAP; and


                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.


                        (B) For each FUCO or  foreign  EWG  which is a  majority
                  owned subsidiary of GPU:


                              (1) the books and records for such subsidiary will be kept in accordance with GAAP;


                              (2)   the financial statements for such
                        subsidiary will be prepared in accordance with GAAP;
                        and


                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.


                        (C) For each FUCO or  foreign  EWG in which GPU owns 50%
                  or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause


                              (1) such entity to maintain books and records in accordance with GAAP;


                              (2) the financial statements of such entity to be prepared in accordance with GAAP; and


                              (3)   access by the Commission to such books
                        and records and financial statements (or copies thereof) in English as the
                                        5

                        Commission  may  request  and,  in any  event,  GPU will
                        provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2)
                        (iii) (B) of Rule 53.


                  (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.


                  (iii) Copies of this Post-Effective Amendment are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(3) In addition, GPU will submit to each such commission copies of any amendments to this Post-Effective Amendment and a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).


                  (iv) None of the provisions of paragraph (b) of Rule 53 render
            paragraph   (a)  of  that   Rule   unavailable   for  the   proposed
            transactions.


                        (A) Neither GPU nor any  subsidiary of GPU having a book
                  value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.


                        (B) GPU's average consolidated retained earnings for the
                  four  most  recent  quarterly  periods   (approximately  $2.39
                  billion) represented

-------------------
3 One of GPU's operating subsidiaries, the Pennsylvania Electric Company ("Penelec"), is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.
                                        6
                  a decrease of approximately $7.7 million (or approximately 0.3%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.40 billion).

                        (C) GPU did not incur  operating  losses  from direct or
                  indirect investments in EWGs and FUCOs in 2000 in excess of 5% of GPU's December 31, 2000 consolidated retained earnings.

      As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

      Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Post-Effective Amendment. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

      The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% common equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% common equity and 60.7% debt.

      At December 31, 2000, GPU's common equity and debt represented 32.9% and 67.1%, respectively, of its consolidated capitalization, as set forth in Exhibit H hereto. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(4)

      GPU's consolidated retained earnings grew on average approximately 3.8% per year from 1995 through 2000. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings.

      Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

      Because the GPU Companies are not proposing to increase the Authorized Amounts, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

Item 2   Fees, Commissions and Expenses
------   ------------------------------

      The estimated fees, commissions and expenses the GPU Companies expect to incur in connection with the proposed transactions are as follows:

      Legal Fees

            Thelen Reid & Priest LLP                        $75,000.00

            Ryan, Russell, Ogden & Seltzer LLP               10,000.00

            Bank Counsel Fees and Expenses                   75,000.00

      Indenture Trustee Fees and Expenses                    30,000.00

      Accounting and Independent Expert Fees

            And Expenses                                    175,000.00

      Miscellaneous                                          35,000.00
                                                            ----------

      Total                                                $400,000.00

Item 3   Applicable Statutory Provisions
------   -------------------------------

      GPU believes that Sections 6(a), 6(b), 7, 9(a), 10 and 12(b) of the Act and Rules 45 and 54 thereunder are applicable to the proposed transactions.

-------------------
4 The first mortgage bonds of GPU's operating subsidiaries, Jersey Central Power & Light Company, Metropolitan Edison Company and Penelec are rated A+ by Standard & Poors Corporation, and A2 by Moody's Investors Service, Inc.

Item 4   Regulatory Approvals
------   --------------------

      No  Federal  or  State  commission,   other  than  your  Commission,   has
jurisdiction with respect to the proposed transactions.

Item 5   Procedure
------   ---------

      It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date but, in any event, not later than May 2, 2001, inasmuch as the Credit Agreement will expire on May 6, 2001. It is further requested that (iii) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission,
(iv) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (v) there be no waiting period between issuance of the Commission's order and the date on which it is to become effective.

Item 6   Exhibits and Financial Statements
------   ---------------------------------

      The following exhibits and financial statements are filed in Item 6.

            (a)   Exhibits:


                  B-1(c)   -  Amended and  Restated  Credit  Agreement - to be
                              filed pursuant to Rule 24

                  F-1(e)   -  Opinion of Thelen Reid & Priest LLP

                  F-2(e)   -  Opinion of Ryan, Russell, Ogden & Seltzer LLP

                  H        -  Capitalization and  Capitalization  Ratios as at
                                December 31, 2000

                  I - Form of Proposed Notice - previously filed.

                  J - Statements of GPU's and Operating Companies' projected cash flows and pro forma debt to capitalization ratios - filed pursuant to a request for confidential treatment.

            (b)   Financial Statements:

                  1        -  None

                  Note: Actual and pro forma financial statements are omitted since they are not deemed to be material or relevant or necessary for a proper disposition of the proposed transactions.

                  2        -  Not Applicable.

                  3        -  Not Applicable.

                  4        -  None

Item 7   Information as to Environmental Effects
------   ---------------------------------------

      (a) The issuance of an order by your Commission with respect to the transactions contemplated herein is not a major Federal action significantly affecting the quality of the human environment.

      (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the various proposed transactions which are the subject hereof. Reference is made to paragraph G hereof regarding regulatory approvals with respect to the proposed transactions.

                                    SIGNATURE
                                    ---------


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.
                                    GPU, INC.
                                   JERSEY CENTRAL POWER & LIGHT COMPANY
                                   METROPOLITAN EDISON COMPANY
                                   PENNSYLVANIA ELECTRIC COMPANY



                                   By:/s/ T.G. Howson
                                     -----------------------------
                                      T. G. Howson,
                                      Vice President and Treasurer



Date: May 2, 2001